October 24, 2019

Sharon Virag
Chief Financial Officer
Neogenomics, Inc.
12701 Commonwealth Drive, Suite 9
Fort Myers, FL 33913

       Re: Neogenomics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-35756

Dear Ms. Virag:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Consolidated Statements of Operations
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity, page 66

1. Your consolidated statement of operations for 2018 discloses that you recognized deemed dividends on your Series A convertible preferred stock of $10.2 million and negative amortization of the beneficial conversion feature associated with the Series A convertible preferred stock of $4.6 million during 2018. Please explain how you calculated or determined the amounts of each of these items for 2018 pursuant to the guidance in ASC
      480-10-S99-3A, ASC 470-20-40-1, or other relevant US GAAP accounting literature, as applicable. Also, please explain why the amounts of each of these items changed from the amounts presented in your interim financial statements for the nine months ended
      September 30, 2018 when your disclosure in Note I to the financial statements indicates that all of the remaining Series A convertible preferred shares were redeemed on June 25,
      2018. In addition, please explain the nature and amount of the $20.9 million reduction to
 Sharon Virag
Neogenomics, Inc.
October 24, 2019
Page 2
         stockholder's equity on the line item "amortization of beneficial conversion feature" in your 2018 consolidated statement of redeemable convertible preferred stock and stockholders' equity. Also, please explain why the adjustment to the carrying value of the
         Series A preferred shares of $1.8 million on this line item differs from the amount reflected in your statement of operations of $4.6 million.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameSharon Virag                                Sincerely,
Comapany NameNeogenomics, Inc.
                                                              Division of
Corporation Finance
October 24, 2019 Page 2                                       Office of Trade &
Services
FirstName LastName